June 12, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	SuRo Capital Corp.
Registration Statement on Form N-2
File No. 333-272578

Ladies and Gentlemen:

Reference is made to the Registration Statement on Form N-2 (File No. 333-272578) filed by SuRo Capital Corp. on June 9, 2023 (the “Registration Statement”).

Pursuant to Rule 473(c) under the Securities Act of 1933, as amended (the “Act”), the following delaying amendment, prescribed by Rule 473(a) under the Act is hereby incorporated onto the facing page of the Registration Statement:

“The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the U.S. Securities and Exchange Commission, acting pursuant to said section 8(a), may determine.”

Should you have any questions regarding this delaying amendment or the Registration Statement, please contact Steven B. Boehm, Esq. at (202) 383-0176 or Payam Siadatpour, Esq. at (202) 383-0278.

SURO CAPITAL CORP.

/s/ Allison Green
Allison Green
Chief Financial Officer, Chief Compliance Officer, Treasurer and Secretary